Mail Stop 3561

March 20, 2007

Mr. John D. Carter
President and Chief Executive Officer
Schnitzer Steel Industries, Inc.
3200 N.W. Yeon Ave
P.O. Box 10047
Portland, Oregon 97296

> **RE:** **Schnitzer Steel Industries, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2006**
> **Filed November 11, 2006 and January 8, 2007**
> **File No. 0-22496**

Dear Mr. Carter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief